# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pinstripes Holdings, Inc., CIK 0001852633
CUSIP: 06690B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1150 Willow Road, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 01/03/2025
Filed by CIK 0001600269
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Equity Fund, L.P. (CIK 0001600269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,087,250; sole dispositive power 0; shared dispositive power 3,087,250; aggregate amount beneficially owned 3,087,250 (7.2% of the class)
  Comment: The reported securities represent 3,087,250 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 40,087,785 shares of Common Stock outstanding as of November 22, 2024 as reported on the Issuer's Form 10-Q, filed on November 26, 2024, as increased by 3,087,500 shares of Common Stock issuable upon exercise of such Warrants.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 3,087,250; sole dispositive power 0; shared dispositive power 3,087,250; aggregate amount beneficially owned 3,087,250 (7.2% of the class)
  Comment: The reported securities represent 3,087,250 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 40,087,785 shares of Common Stock outstanding as of November 22, 2024 as reported on the Issuer's Form 10-Q, filed on November 26, 2024, as increased by 3,087,500 shares of Common Stock issuable upon exercise of such Warrants.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,087,250; sole dispositive power 0; shared dispositive power 3,087,250; aggregate amount beneficially owned 3,087,250 (7.2% of the class)
  Comment: The reported securities represent 3,087,250 shares of Common Stock issuable upon exercise of an equivalent number of Warrants and the reported percentage is calculated based on 40,087,785 shares of Common Stock outstanding as of November 22, 2024 as reported on the Issuer's Form 10-Q, filed on November 26, 2024, as increased by 3,087,500 shares of Common Stock issuable upon exercise of such Warrants.
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Brookfield Asset Management ULC, as indirect owner of Class A units of OCH, previously reported deemed ownership of the Warrants on the Schedule 13G filed by the Reporting Persons on September 11, 2024, but has determined to no longer be acting together with the Oaktree Parties and therefore has ceased to be the beneficial owner of the Common Stock issuable upon exercise of the Warrants. In this regard, the Schedule 13G separately filed on January 8, 2024, by Brookfield Property Partners L.P, which reported ownership of 2,759,932 shares of Common Stock that are not reflected on this Statement, represents Brookfield's beneficial ownership of the Issuer's securities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Pinstripes Holdings, Inc.
Address of issuer's principal executive offices: 1150 Willow Road, Northbrook, Illinois (IL), 60062

## Item 2. Identity and Background
Name of person filing:
(i) Oaktree Value Equity Fund, L.P. ("Oaktree VEF");
(ii) Oaktree Capital Holdings, LLC ("OCH");
(iii) Oaktree Capital Group Holdings GP, LLC ("OCGH," and together with each of the foregoing, the "Oaktree Parties"); and
(iv) Brookfield Asset Management ULC.
Residence or business address:
The principal business address of each of the Oaktree Parties is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of Brookfield Asset Management ULC is Brookfield Place, Suite 100, 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada, M5J2T3.
Present principal occupation or employment: The principal business of the Oaktree Parties is to hold, or serve as an advisor with respect to, investments in alternative and inefficient investment markets. The principal business of Brookfield Asset Management ULC is to manage public and private investments for institutional and retail clients, and serving as an indirect owner of Class A units of OCH.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in a criminal proceeding during the preceding five years.
Civil proceedings (securities laws) in the last five years: On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management LP ("OCM"), an affiliate of OCH, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 ("Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like OCM, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.
Citizenship: See response to Item 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As further described below, Oaktree Capital Management, L.P., as investment manager on behalf of certain funds and accounts within the Value Equities, Global Opportunities and Special Situations strategies, or its assigns ("OCM"), acquired various warrants of the Issuer exercisable for an aggregate of 3,087,250 shares of Common Stock of the Issuer at an exercise price of $0.01 per share (the "Warrants"), pursuant to a loan agreement, dated December 29, 2023 (the "Original Oaktree Loan Agreement"), and an amendments thereto dated September 3, 2024, by and among, the Issuer, Pinstripes, Inc. ("Pinstripes") and the other guarantor parties thereto (the Issuer, Pinstripes and the other guarantor parties thereto, collectively, the "Pinstripes Parties"), Oaktree Fund Administration, LLC, as agent, ("OFA") and the lenders party thereto (the "Oaktree Lenders"), under which the Oaktree Lenders made secured loans to the Issuer, due December 29, 2028.

Specifically, on December 29, 2023 (the "Oaktree Tranche 1 Loan Closing"), the Pinstripes Parties entered into the Original Oaktree Loan Agreement providing for a term loan commitment of $50.0 million to Pinstripes (the "Oaktree Tranche 1 Loan") from the Oaktree Lenders. The Original Oaktree Loan Agreement also provided that the Oaktree Lenders would have the option at their sole discretion and election, but not the obligation, subject to satisfaction of certain conditions, to fund an additional loan of $40.0 million (the "Oaktree Tranche 2 Loan") no earlier than nine months and no later than 12 months following the Oaktree Tranche 1 Loan Closing.

In connection with the Oaktree Tranche 1 Loan, OCM received Warrants for an aggregate of 2,500,000 shares of Common Stock. Pursuant to the terms of the Original Oaktree Loan Agreement, in the event that the volume-weighted average price per share of Common Stock during the period commencing on the 91st day after the Oaktree Tranche 1 Loan Closing and ending 90 days thereafter (the "Measurement Period") was less than $8.00 per share, OCM was to be granted additional Warrants exercisable for an aggregate of 187,500 shares of Common Stock, and in the event that the volume-weighted average price per share of Pinstripes Holdings Class A Common Stock during the Measurement Period was less than $6.00 per share, OCM was instead to be granted additional Warrants exercisable for 412,500 shares of Common Stock. As the volume weighted average price per share of Common Stock for the Measurement Period was less than $6.00, OCM was granted a Warrant exercisable for 412,500 shares of Common Stock per share on June 27, 2024 (the Warrants issued in connection with the Oaktree Tranche 1 Loan are collectively referred to as the "Oaktree Tranche 1 Warrants"). The Original Oaktree Loan Agreement also provided that in connection with the funding of Oaktree Tranche 2 Loans, OCM would be granted additional Warrants exercisable for an aggregate of 1,750,000 shares of Common Stock or, in the event that the volume-weighted average price per share of Common Stock during the Measurement Period was less than $6.00 per share, OCM would instead be granted additional Warrants exercisable for an aggregate of 1,900,000 shares Common Stock.

On September 3, 2024, the Pinstripes Parties, OAF and the Oaktree Lenders entered into the First Amendment to the Original Oaktree Loan Agreement (the "First Amendment" and the Original Oaktree Loan Agreement as amended by the First Amendment, the "First Amended Oaktree Loan Agreement"). The First Amended Oaktree Loan Agreement provides, among things, that: (i) the Oaktree Lenders have the option, in their discretion to fund additional loans under the Oaktree Tranche 2 Loan of up to $50.0 million in any number of separate drawings (rather than $40.0 million in a single tranche as was provided for in the Original Oaktree Loan Agreement); and (ii) the Issuer is obligated to grant to OCM additional Warrants on any closing of a Oaktree Tranche 2 Loan equal to the product of 2,912,500 multiplied by the quotient of (A) the total amount funded on such Oaktree Tranche 2 Loan closing date divided by (B) $50.0 million (rather than a single additional Warrant exercisable for 1,900,000 shares as was provided for in the Original Oaktree Loan Agreement (the Warrants issued or issuable in connection with the Oaktree Tranche 2 Loan, the "Oaktree Tranche 2 Warrants")). In connection with the First Amended Oaktree Loan Agreement, the Issuer and OCM entered into Amendment No. 1 to the Common Stock Purchase Warrants, which eliminated the one-year lock-up restriction that had existed in respect of the 2,912,500 shares of the Issuer's Common Stock issuable upon exercise of the Oaktree Tranche 1 Warrants (as well as the same restriction that had been applicable to the transfer of the Warrants themselves).

In connection with the entry into the First Amendment, the Oaktree Lenders funded an Oaktree Tranche 2 Loan in the amount of $3.0 million and the Issuer agreed to grant to OCM an Oaktree Tranche 2 Warrant exercisable for 174,750 shares of Common Stock, upon the authorization of such issuance by the New York Stock Exchange. Such Oaktree Tranche 2 Warrant was issued to OCM on November 27, 2024.

The Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loans were funded using working capital of the Oaktree Parties. The foregoing descriptions of the Original Oaktree Loan Agreement and the First Amendment are each qualified by reference to such agreements, which are attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein. The Form of Tranche 1 Warrant and Oaktree Warrant Amendment, and Form of Tranche 2 Warrant are attached hereto as Exhibits 99.3, 99.4 and 99.5 and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in Item 3 of this Schedule 13D, OCM acquired the Warrants pursuant to the Original Oaktree Loan Agreement and amendments thereof under which the Oaktree Lenders made secured loans to the Issuer, due December 29, 2028. The loan agreement provides that OFA has the right to either appoint a director to the Issuer's board of directors or an observer to the Issuer's board of directors, at the election of OFA. To date, OFA has elected to appoint an observer to the Issuer's board of directors (the "Board Observer").

Since January 3, 2025, as a lender, and through the Board Observer and others, the Oaktree Parties have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors which relate to or could potentially result in any of the matters described in Items 4(a) - (j) of Schedule 13D. In particular, in light of the Issuer's current financial situation, the Oaktree Parties have had preliminary discussions, and intend to continue to have discussions, with members of the Issuer's management and board of directors as to a variety of considerations related to that situation and potential alternatives and actions to address that situation, although no informal or formal agreement or understanding has been reached by the Oaktree Parties with the Issuer in that regard. Those considerations, potential alternatives and actions include:

(i) considerations related to potential delisting of the Issuer's securities from the New York Stock Exchange;
(ii) changes to the debt and equity capital structure of the Issuer and other restructuring transactions, including conversion, in whole or in part, of the Oaktree Tranche 1 Loan and/or Oaktree Tranche 2 Loan into one or more classes or series of preferred or Common Stock of the Issuer; and
(iii) other strategic alternatives, including, without limitation, a potential sale of the Issuer, potential business combinations, acquisitions or dispositions involving the Issuer or any of its subsidiaries, or their businesses or assets, including transactions in which the Oaktree Parties may seek to finance or otherwise participate.

Any of these could result in changes to the board of directors of the Issuer (including, in the case of potential restructuring transactions, changes giving the Oaktree Parties' power to appoint a majority of its members), changes to the governing documents of the Issuer, and/or deregistering the Issuer's securities under the Exchange Act. The Oaktree Parties may seek one or more of the foregoing to facilitate potential restructuring transactions or otherwise. Further, to facilitate potential restructuring transactions or otherwise, the Oaktree Parties or their affiliates may seek to acquire some or all securities of the Issuer, including Common Stock, Warrants and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Oaktree Parties' respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Oaktree Parties or their affiliates may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Oaktree Parties' or such affiliates' trading and investment strategies, the Issuer's business, strategy, financial position and performance, prospects, capital structure, governance, management and strategic direction, subsequent developments affecting the Issuer, other investment and business opportunities available to such Oaktree Parties and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations, various laws and regulations applicable to the Issuer and companies in its industry and the Oaktree Parties' ownership in the Issuer, and other factors deemed relevant by such Oaktree Parties and such affiliates.

Except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D, none of the Reporting Persons, has any current plan or proposal which relate to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

Oaktree VEF directly holds an aggregate of 3,087,250 Warrants and OCH, as the indirect manager of Oaktree VEF, and OCGH, as the manager of OCH, may each be deemed to beneficially own the Warrants directly held by Oaktree VEF. Each Warrant is exercisable for one Class A Share, subject to a 4.8% exercise limitation set forth in the Loan Agreement between Oaktree Fund Administration, LLC and the Issuer, dated December 29, 2023, as increased to 9.8% pursuant to the notice to the Issuer, dated September 4, 2024, from Oaktree Capital Management, LP, acting on behalf of the Reporting Persons.

Brookfield Asset Management ULC, as indirect owner of Class A units of OCH, previously reported deemed ownership of the Warrants on the Schedule 13G filed by the Reporting Persons on September 11, 2024, but has determined to no longer be acting together with the Oaktree Parties and therefore has ceased to be the beneficial owner of the Common Stock issuable upon exercise of the Warrants. In this regard, the Schedule 13G separately filed on January 8, 2024, by Brookfield Property Partners L.P (the "Brookfield 13G"), which reported ownership of 2,759,932 shares of Common Stock that are not reflected on this Statement, represents Brookfield's beneficial ownership of the Issuer's securities.

Accordingly, as of the date of this Statement, the Warrants held by Oaktree VEF are fully exercisable and the 3,087,250 shares of Common Stock issuable upon exercise of the Warrants represent 7.2% of the Common Stock outstanding as of the date hereof. Such ownership percentage is calculated based on 40,087,785 shares of Class A Common Stock outstanding as of November 22, 2024 as reported on the Issuer's Form 10-Q, filed on November 26, 2024, as increased by 3,087,500 shares of Common Stock issuable upon exercise of Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, Item 4 and Item 6 hereof, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference.

Loan Agreement and Warrants

On December 29, 2023, the Pinstripes Parties entered into the Original Oaktree Loan Agreement with OFA and the Oaktree Lenders, providing for the Oaktree Tranche 1 Loan (a term loan commitment of $50.0 million) to Pinstripes from the Oaktree Lenders. The Original Oaktree Loan Agreement also provided that the Oaktree Lenders would have the option at their sole discretion and election, but not the obligation, subject to satisfaction of certain conditions, to fund the Oaktree Tranche 2 Loan (an additional loan of $40.0 million) no earlier than nine months and no later than 12 months following the Oaktree Tranche 1 Loan Closing. The Original Oaktree Loan Agreement was amended by the First Amendment on September 3, 2024.

The First Amended Oaktree Loan Agreement provides the following with respect to the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loan (as applicable):

- interest on both the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loan accrues on a daily basis calculated based on a 360-day year at a rate per annum equal to (i) 12.5% payable quarterly in arrears, at Pinstripes' option either in cash or in kind (subject to certain procedures and conditions); provided that the interest payable in respect of any period following December 31, 2024, interest under this clause (i) will be required to be paid solely in cash, plus (ii) 7.5% payable quarterly in arrears, at Pinstripes' option, either in cash or in kind (subject to certain procedures and conditions);
- the maturity date of both the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loan is December 29, 2028;
- the Oaktree Lenders have the option, in their discretion, to fund additional loans under the Oaktree Tranche 2 Loan of up to $50 million in any number of separate drawings;
- the obligations of Pinstripes under both the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loan are unconditionally guaranteed (the "Guarantees") by the Issuer and certain other subsidiaries of Pinstripes (collectively, the "Guarantors");
- the obligations under both the Oaktree Tranche 1 Loan and the Oaktree Tranche 2 Loan, and under the Guarantees, are secured by a second lien security interest in substantially all assets of Pinstripes and the Guarantors, subordinate to the first lien security interests of the other senior secured lenders of Pinstripes, and including a pledge of the equity of Pinstripes;
- Pinstripes and the Guarantors are subject to certain financial covenants that require the Issuer and its subsidiaries to maintain a minimum specified total net leverage ratio, beginning on January 6, 2025 and thereafter throughout the term of the loan as follows:

January 6, 2025 6.00:1.00
January 7, 2025 - January 4, 2026 5.00:1.00
January 5, 2026 - January 3, 2027 4.50:1.00
January 4, 2027 - January 2, 2028 4.00:1.00
After January 2, 2028 3.75:1.00

- Pinstripes and the Guarantors are subject to negative covenants restricting the activities of Pinstripes and the Guarantors, including, without limitation, limitations on: dispositions; mergers or acquisitions; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; and engaging in certain other business transactions; and
- any prepayment of the Oaktree Tranche 1 Loan and/or the Oaktree Tranche 2 Loan prior to its maturity date will be subject to a customary "make-whole" premium calculated using a discount rate equal to the yield on comparable Treasury securities plus 50 basis points.

As discussed in Item 3 above, on December 29, 2023, the Issuer issued a Warrant to purchase 2,500,000 shares of Common Stock, at an exercise price of $0.01 per share. This Warrant has an initial exercise date of December 29, 2023 and a termination date of December 29, 2033.

On June 27, 2024, the Issuer issued a Warrant to purchase 412,500 shares of Common Stock, at an exercise price of $0.01 per share. This Warrant has an initial exercise date of June 27, 2024 and a termination date of June 27, 2034.

On November 27, 2024, the Issuer issued a Warrant to purchase 174,750 shares of Common Stock, at an exercise price of $0.01 per share. This Warrant has an initial exercise date of November 27, 2024 and a termination date of November 27, 2034.

The Issuer is obligated to grant to OCM additional Oaktree Tranche 2 Warrants on any closing of a Oaktree Tranche 2 Loan equal to the product of 2,912,500 multiplied by the quotient of (A) the total amount funded on such Oaktree Tranche 2 Loan closing date by (B) $50.0 million.

Each of the Warrants provide for customary adjustments to the number of underlying shares of Common Stock and the exercise price in connection with stock splits, reverse stock splits, stock dividends or similar transactions. Pursuant to the terms of each Warrant, the Issuer is required (at its sole cost and expense) to file a registration covering the resale of the shares of Common Stock underlying such Warrant and to use its commercially reasonable efforts to cause the same to be declared effective.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated as of January 13, 2025, by and among the reporting persons.

Exhibit 99.1 Loan Agreement, dated December 29, 2023, by and among Pinstripes, Inc., as Borrower, Pinstripes Holdings, Inc. as Holdings, Oaktree Fund Administration, LLC, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pinstripes Holdings, Inc. on January 5, 2024).

Exhibit 99.2 First Amendment to Loan Agreement, dated December 29, 2023 (as amended September 3, 2024), by and among Pinstripes, Inc., Pinstripes Holdings, Inc., the other guarantors party thereto, Oaktree Fund Administration, LLC, as the agent and the lender party thereto (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Pinstripes Holdings, Inc. on September 4, 2024).

Exhibit 99.3 Form of Tranche 1 Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Pinstripes Holdings, Inc. on January 5, 2024).

Exhibit 99.4 Oaktree Warrant Amendment, dated September 3, 2024 (incorporated by reference to Exhibit 4.2 to the Form 10-Q filed by Pinstripes Holdings, Inc. on September 4, 2024).

Exhibit 99.5 Form of Oaktree Tranche 2 Warrant (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by Pinstripes Holdings, Inc. on September 4, 2024).

## Signatures
- Oaktree Value Equity Fund, L.P.: /s/ Evan Kramer, Evan Kramer / Senior Vice President (01/13/2025)
- Oaktree Value Equity Fund, L.P.: /s/ Jacob Wagner, Jacob Wagner / Managing Director (01/13/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (01/13/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (01/13/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (01/13/2025)
Comment: Oaktree Value Equity Fund, L.P.

By: Oaktree Value Equity Fund GP, L.P.
Its: General Partner

By: Oaktree Value Equity Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director